UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001 -80
Company Registry ID (NIRE) nº 33300275410
Publicly-held Company

EXTRACT OF THE MINUTES OF THE BOARD OF
DIRECTORS’ MEETING HELD ON DECEMBER 1, 2009 AT
10:30 A.M.

As the Secretary of the Board of Directors’ Meeting, held on this date, I hereby CERTIFY that the Corporate Act item (3): alteration of the Executive Officers of Contax Participações and the subsidiary Contax S.A., of the Minutes of the Board of Director’s Meeting of Contax Participações S.A. (“Contax Participações” or “Company”), that occured on December 1st, 2009, at the Company’s headquarters, located in Rua do Passeio, 48 a 56, parte, Centro, in the City and State of Rio de Janeiro, has the following wording:

Also, in regards to item 3, it was received the letters of resignation from the Director without specific designation of Contax Participações and the subsidiary Contax S.A., Mrs. Rosangela Maria de Oliveira Lutti, both dated from November 6th of 2009, with the members of the Board thanking her for her performance in the exercise of her functions, with the post remaining vacant until further determination.

With the attendance of the undersigned Members of the Board of Directors, constituting a majority: (a.a.) Fernando Antonio Pimentel Melo (Chairman); Cristina Anne Betts; Alexandre Silva Macedo; Flavio Eduardo Sznajder; Renato Sobral Pires Chaves; Sérgio Francisco da Silva; Newton Carneiro da Cunha; Manuel Jeremias Leite Caldas.

Rio de Janeiro, 1st of December, 2009.

Contax Participações S/A
Cristina Alves Corrêa Justo Reis
Secretária

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 04, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.